4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE ANNOUNCES EXPANSION OF
ANTITHROMBOTIC COLLABORATION

WINNIPEG, Manitoba – (January 5, 2006) Medicure Inc. (TSX: MPH; Amex: MCU), a cardiovascular drug discovery and development company, is pleased to announce the expansion of its antithrombotic research collaboration with Jawed Fareed, PhD, Professor, Departments of Pathology and Pharmacology, Loyola University Stritch School of Medicine, Maywood, Ill. Medicure’s antithrombotic agents have demonstrated a unique dual antiplatelet/anticoagulant mechanism of action, indicating potential in the management of life-threatening and debilitating cardiovascular and cerebrovascular diseases such as myocardial infarction (MI), stroke, pulmonary emboli (PE) and peripheral arterial disease (PAD). The expanded collaboration with Dr. Fareed will involve a number of new preclinical studies, with the objective of advancing a lead clinical candidate into human studies.

“We have been very pleased with the preclinical results from our antithrombotic program,” commented Albert D. Friesen, PhD, Medicure’s President and CEO. “The safety to efficacy profile of Medicure’s antithrombotic agents, including our lead product MC-45308, has attracted significant international scientific attention, and warrants the expansion and acceleration of our antithrombotic program in association with Loyola.”

“MC-45308’s dual antiplatelet/anticoagulant mechanism of action is a breakthrough in thrombosis, and represents a new paradigm in the field of antithrombotic therapy,“ commented Dr. Fareed. “The unique mechanism of action of MC-45308 gives it potential for a wide variety of clinical indications, including the treatment of both cardiovascular and cerebrovascular disorders.”

About MC-45308
Medicure’s lead product in its antithrombotic program is MC-45308, a novel dual acting antithrombotic, with demonstrated preclinical antiplatelet and anticoagulant efficacy. MC-45308 is one of the only known agents that demonstrates this dual antithrombotic effect. Antithrombotics are drugs that prevent blood components (platelets and coagulation factors) from clotting and aggregating. The clotting and aggregation impede blood flow causing thrombosis, or the formation of blood clots within an artery or vein, and represent the leading cause of various acute vascular problems, including stroke, pulmonary embolism and heart attacks. Formation of the clot is driven by acceleration in blood coagulation and platelet activation coupled with a reduced fibrinolytic capability. In order to address this, high risk patients increasingly receive antiplatelet and/or anticoagulant therapy.

About Jawed Fareed, PhD
Jawed Fareed is Professor of Pathology and Pharmacology and Director of the Hemostasis and Thrombosis Research Laboratories at Loyola University Medical Center, Chicago, IL. Dr. Fareed's main research interest is the development of novel anticoagulant and antithrombotic drugs. He is recognized for his role in the preclinical development and initiating the first clinical trials of low-molecular-weight heparin and antithrombin agents in acute coronary syndromes. In addition, he has authored and co-authored more than 400 publications in this area.

Dr. Fareed's professional affiliations include membership on the expert panel on biologicals for the World Health Organization, and fellowships of the American Heart Association, the American College of Angiology, and the Indian College of Interventional Cardiology. He also is currently President of the South Asian Society of Atherosclerosis. Together with Professor Hans Klaus Breddin, Dr. Fareed founded the International Institute of Blood and Vascular Disorders, Frankfurt, Germany, of which he is currently the Associate Director.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 – advancing to Phase III development
  Four positive Phase II trials completed
  FDA Fast Track designation for MC-1
  Unique products addressing major, inadequately served markets
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics, and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally

Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com